SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2
(Amendment No. 12)*

Republic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

760281 204

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Sheldon G. Gilman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,967

	6.	Shared Voting Power 9,613,015 (1)(2)(3)

	7.	Sole Dispositive Power 12,967

	8.	Shared Dispositive Power 590,382 (1)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,625,982 (1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 48.81% (4)

12.	Type of Reporting Person (See Instructions) IN

(1)                                  Includes 39,307 shares of Class A Common Stock of the Issuer held by Mrs. Nancy Gilman, the reporting person’s wife.

(2)                                  Includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee.  The reporting person is a member of the voting committees of Teebank and Jaytee.

(3)                                  Includes 551,075 shares of Class A Common Stock held of record by Trager Family Foundation, of which the reporting person serves as a director.

(4)                                 Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2016 (18,614,961) plus the number of shares of Class A Common Stock into which securities beneficially owned by the reporting person are currently convertible (1,107,515).

Item 1.
	(a)	Name of Issuer Republic Bancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 601 West Market Street Louisville, Kentucky 40202

Item 2.
	(a)	Name of Person Filing Sheldon G. Gilman
	(b)	Address of Principal Business Office or, if none, Residence Lynch, Cox, Gilman & Goodman, P.S.C. 500 W. Jefferson Street Suite 2100 Louisville, Kentucky 40202
	(c)	Citizenship U.S.
	(d)	Title of Class of Securities Class A Common Stock, no par value per share
	(e)	CUSIP Number 760281 204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: The reporting person is the beneficial owner of 9,625,982 shares of Class A Common Stock of Republic Bancorp, Inc. (1)(2)(3)
	(b)	Percent of class: The reporting person is the beneficial owner of 48.81% of the Class A Common Stock of Republic Bancorp, Inc. (4)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 12,967
		(ii)	Shared power to vote or to direct the vote: 9,613,015 (1)(2)(3)
		(iii)	Sole power to dispose or to direct the disposition of: 12,967
		(iv)	Shared power to dispose or to direct the disposition of: 590,382 (1)(3)

(1)                                  Includes 39,307 shares of Class A Common Stock of the Issuer held by Mrs. Nancy Gilman, the reporting person’s wife.

(2)                                  Includes 7,165,051 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 939,449 shares of Class B Common Stock held of record by Teebank, 750,067 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 168,066 shares of Class B Common Stock held of record by Jaytee.  The reporting person is a member of the voting committees of Teebank and Jaytee.

(3)                                  Includes 551,075 shares of Class A Common Stock held of record by Trager Family Foundation, of which the reporting person serves as a director.

(4)                                  Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2016 (18,614,961) plus the number of shares of Class A Common Stock into which securities beneficially owned by the reporting person are currently convertible (1,107,515).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

As co-general partners of Teebank and Jaytee, Steven E. Trager and the Jean S. Trager Trust (each a beneficial owner of more than five percent of the class) may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities.  Steven E. Trager, as trustee of certain trusts, and Scott Trager (each a beneficial owner of more than five percent of the class), among others, are limited partners of Teebank and Jaytee, and thereby may possess the right to receive dividends, from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank and Jaytee.  Mr. Trager is also a director of the Trager Family Foundation and may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities owned by that Foundation. As the holder of 39,307 shares of Class A Common Stock, Mrs. Nancy Gilman may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	/s/ Sheldon G. Gilman
Sheldon G. Gilman